UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 11, 2013

To

New York Stock Exchange, Inc.

New York, NY

Dear shareholders,

Banco Bradesco S.A. informs to its shareholders, clients and the market in general that all matters examined in the Annual Shareholders’ Meeting held on this date, at 4:15 p.m., were approved, as follows:

1.    the Financial Statements regarding the fiscal year ended on 12.31.2012,  after they have acknowledged the Management and the Independent Auditors’ Report, the Fiscal Council’s Report, and the Summary of the Audit Committee’s Report.

2.    the Board of Directors’ proposal to:

a)    the allocation of the net income for the fiscal year ended on 12.31.2012, in the amount of R$11,381,244,459.27, as follows: R$569,062,222.96 to the “Profit Reserves – Legal Reserve” account; R$6,917,183,910.55 to the “Profit Reserves – Statutory Reserve” account;  and R$3,894,998,325.76 for the payment of interest on shareholders’ equity and dividends, which have already been paid;

b)   ratification of the mentioned amount of interest on shareholders’ equity and dividends distributed in advance, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2012 was not be proposed to the Shareholders’ Meeting;

3.    the Controlling Shareholders’ proposals to:

a)    the reelection of the Board of Directors’ Members, Messrs. Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Ms. Denise Aguiar Alvarez, and Messrs. Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme and Milton Matsumoto;

b)   the election of the Fiscal Council’s members, Messrs. Nelson Lopes de Oliveira, João Carlos de Oliveira and Domingos Aparecido Maia – Sitting Members; Jorge Tadeu Pinto de Figueiredo, Renaud Roberto Teixeira and João Batistela Biazon – Deputy Members, as well as the establishment of the individual monthly compensation in the amount of  R$12,000.00 to the Sitting Members of the mentioned Body.

4.    the Board of Directors’ proposal to establish the amount for the Management Compensation (fixed fees and eventual variable compensation) for the fiscal year 2013, in the annual global amount of up to R$250,000,000.00, and to support the Management’s Open Complementary Pension Plans, in the amount of up to R$250,000,000.00.

It also announces, according to the provisions of Paragraph Three of Article 289 of Law #6,404/76, that the publications set forth in law will be published in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”.

According to the resolution made, on this date, the Bank’s Board of Directors, after the Annual Shareholders’ Meeting that elected it, chose Mr. Lázaro de Mello Brandão to be the Chairman and, to be the Vice-Chairman, Mr. Antônio Bornia.

Sincerely,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.